# CONFIGURE PARTNERS SECURITIES, LLC

## FINANCIAL STATEMENTS
## AND REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM
## DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69172 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Configure Partners Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3344 Peachtree Road NE, Suite 1500
(No. and Street)

| (City) | (State) | (Zip Code) |
|---|---|---|
| Atlanta | GA | 30326 |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| (Name) | (Area Code – Telephone Number) | (Email Address) |
|---|---|---|
| Thomas Hopkins | 603-216-8933 | thopkins@foreside.com |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nichols, Cauley & Associates, LLC
(Name – if individual, state last, first, and middle name)

| (Address) | (City) | (State) | (Zip Code) |
|---|---|---|---|
| 3550 Engineering Drive, Suite 250 | Peachtree Corners | GA | 30092 |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
|---|---|
| 10/08/2003 | 281 |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jay Christopher Jacquin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Configure Partners Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE/FL
COUNTY/DUVAL

02/26/2025

Signature: Jay C. Jacquin

Title: Manager

Shevonne Cooke Shevonne Cooke
Notary Public

SHEVONNE COOKE
Notary Public - State of Florida
Commission # HH 123267
My Comm. Expires Apr 27, 2025

PRODUCED A GA DL
This notarial act was an online notarization

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONFIGURE PARTNERS SECURITIES, LLC

# CONTENTS

NICHOLS CAULEY

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
Configure Partners Securities, LLC
Atlanta, Georgia

***Opinion on the Financial Statement***

We have audited the accompanying statement of financial condition of Configure Partners Securities, LLC (the “Company”) as of December 31, 2024, and the related notes to the financial statement (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Configure Partners Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Nichols, Cauley & Associates, LLC

We have served as Configure Partners Securities, LLC’s auditor since 2020.
Atlanta, Georgia
February 25, 2025

404-214-1301 • 3550 Engineering Drive, Suite 250 | Peachtree Corners, GA 30092 • nicholscauley.com

CONFIGURE PARTNERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 6,297,259 |
| Accounts receivable, net of allowance for credit losses of $0 | | 450,000 |
| Prepaid expenses | | 35,577 |
| Security deposit | | 9,100 |
| TOTAL ASSETS | $ | 6,791,936 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable and accrued expenses | $ | 986,919 |
| Due from affiliate | | 31,377 |
| TOTAL LIABILITIES | | 1,018,296 |
| MEMBER'S EQUITY | | 5,773,640 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 6,791,936 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Business

Configure Partners Securities, LLC (the Company) is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements, strategic advisory services and mergers and acquisitions to a select group of customers. The Company holds no customer funds or securities and does not participate in underwriting of securities. The financial statements reflect its own principal transactions and activities. The Company's office is located in Atlanta, Georgia.

The Company is wholly owned by Configure Partners Holding, LLC (the "Parent"), a holding company located in Atlanta, Georgia.

The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 72 percent of its total revenues from nine external customers in 2024.

## 2. Summary of Significant Accounting Policies

*Basis of financial statement presentation*

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements:

*Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies (continued)

*Cash and Cash Equivalents*

At December 31, 2024, cash includes amounts on hand and on deposit at financial institutions.

*Revenue*

Revenue consist of fees earned from providing merger and acquisition services and are recorded upon performance of these services. Non-refundable advisory service fees are earned and recorded on a monthly basis. Success fees are earned and recorded when a transaction is closed. See Note 3 for revenue recognition related to contracts with customers.

*Accounts Receivable*

The Company recognizes revenue from placement fees, success fees and other service fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end. As of December 31, 2024, the Company had $450,000 in accounts receivable.

*Income Taxes*

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

*Recently adopted accounting pronouncement*

Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instrument – Credit Losses (Topic 326), which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were trade accounts receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new and enhanced disclosures only.

## 3. Revenue from Contracts with Customers

The Company applies Revenue from Contracts with Customers (Accounting Standard Update Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides transaction and advisory services on mergers and acquisitions (M&A). Revenue for transaction arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory services in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

## 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $5,278,963 which was $5,211,077 in excess of its required net capital of $67,886. The Company's aggregate indebtedness to net capital ratio was .19 to 1.

Advances to affiliates, contributions and distributions and other withdrawals are subject to certain notifications and other requirements of Rule 15c3-1 and other regulatory rules.

## 5. Concentrations

The Company's revenues are related to fees collected and there is no assurance of future revenues from these engagements. Nine customers accounted for 72% of revenues in 2024.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024.

## 6. Fair Value of Financial Instruments

Cash and cash equivalents are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

## 7. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(3)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024, the Company was in compliance with this rule.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

## 8. Related Party Transactions

The Company has an expense sharing agreement with its affiliate to share the personnel, administrative service and use of office space related to the Company's operation. In 2024 the total allocated expenses was $227,572 which was paid by the Company to its affiliate. At December 31, 2024 the Company had a payable of $31,377 related to its affiliate.

## 9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2025, which is the date the financial statements were issued.